                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Virage, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   92763Q 10 6
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763Q 10 6                 13G                     Page 2 of 6 Pages

-------------------------------------------------------------------------------

      1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         AltaVista Company

-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
           (See Instructions)
                                                           (b) [_]

-------------------------------------------------------------------------------
      3  SEC USE ONLY

-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
       NUMBER OF                5  SOLE VOTING POWER

        SHARES                     0 shares
     BENEFICIALLY
                                -----------------------------------------------
        OWNED BY                6  SHARED VOTING POWER

         EACH                      0  shares
                                -----------------------------------------------
        REPORTING               7  SOLE DISPOSITIVE POWER

         PERSON                    0 shares
                                -----------------------------------------------
          WITH                  8  SHARED DISPOSITIVE POWER

                                   0 shares
-------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares

-------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                [_]
-------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0%

-------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON (See Instructions)

         CO

-------------------------------------------------------------------------------

CUSIP No. 92763Q 10 6                 13G                     Page 3 of 6 Pages

-------------------------------------------------------------------------------

      1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         CMGI, Inc.

-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
         (See Instructions)
                                                            (b) [_]

-------------------------------------------------------------------------------
      3  SEC USE ONLY

-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
       NUMBER OF                5  SOLE VOTING POWER

        SHARES                     0 shares
     BENEFICIALLY
                                -----------------------------------------------
        OWNED BY                6  SHARED VOTING POWER

         EACH                      0  shares
                                -----------------------------------------------
        REPORTING               7  SOLE DISPOSITIVE POWER

         PERSON                    0 shares
                                -----------------------------------------------
          WITH                  8  SHARED DISPOSITIVE POWER

                                   0 shares
-------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares

-------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                 [_]
-------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0%

-------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON (See Instructions)

         CO

-------------------------------------------------------------------------------

CUSIP No. 92763Q 10 6                13G                      Page 4 of 6 Pages

Item 1(a).  Name of issuer:

     Virage, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     177 Bovet Road, Suite 520, San Mateo, CA 94402

Item 2(a).  Name of Persons Filing:

     AltaVista Company
     CMGI, Inc.

Item 2(b).    Address of Principal Offices or, if None, Residence:

     AltaVista Company

     1070 Arastradero Road, Palo Alto, CA 94304

     CMGI, Inc.
     100 Brickstone Square, Andover, MA 01810

Item 2(c).    Citizenship:

     AltaVista Company and CMGI, Inc. are organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:

     Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

     92763Q 10 6

Item 3.  If the statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 92763Q 10 6                13G                      Page 5 of 6 Pages

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          AltaVista Company beneficially owns 0 shares.

          CMGI, Inc. beneficially owns 0 shares.

     (b)  Percent of class:

   AltaVista Company    0%
   CMGI, Inc.                 0%

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:

                0 Shares.

          (ii)  Shared power to vote or direct the vote:

                0 Shares.

          (iii) Sole power to dispose or to direct the disposition of:

                0 Shares.

          (iv)  Shared power to dispose or to direct the disposition of:

                0 Shares.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     Not applicable.

CUSIP No. 92763Q 10 6                 13G                      Page 6 of 6 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           FEBRUARY 14, 2002
                                           -----------------------------------
                                                            (Date)

                                           ALTAVISTA COMPANY

                                           /S/  James Barnett
                                           ------------------------------------
                                           By:  James Barnett
                                           Its: Chief Executive Officer

                                           FEBRUARY 14, 2002
                                           -----------------------------------
                                                            (Date)

                                           CMGI, Inc.

                                           /S/  George A. McMillan
                                           ------------------------------------
                                           By:  George A. McMillan
                                           Its: Chief Financial Officer and
                                                Treasurer

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of VIRAGE, INC. or any subsequent acquisitions or dispositions of equity securities of VIRAGE, INC. by any of the undersigned.

Dated:  February 14, 2002

                                           ALTAVISTA COMPANY

                                           /S/  James Barnett
                                           ------------------------------------
                                           By:  James Barnett
                                           Its: Chief Executive Officer

                                           CMGI, Inc.

                                           /S/  Geroge A. McMillan
                                           ------------------------------------
                                           By:  George A. McMillan
                                           Its: Chief Financial Officer and
                                                Treasurer